UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended March 31, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-212729) filed with the Securities and Exchange Commission.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•

“BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•

“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) and in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and Circular 4/2017 (each as defined herein); and included in the 2018 Form 20-F.

•	“Garanti” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

•	“2018 Form 20-F” means our Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions and includes statements regarding future growth rates. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this interim report on Form 6-K, including, without limitation, the information under the items listed below identifies important factors that could cause such differences:

•	“Business Overview” and

•	“Operating and Financial Review and Prospects”.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include the factors identified in “Item 3. Key Information—Risk Factors” in our 2018 Form 20-F, among others:

•	political, economic and business conditions in Spain, the European Union (“EU”), Latin America, Mexico, Turkey, the United States and other regions, countries or territories in which we operate;

•

our ability to comply with various legal and regulatory regimes and the impact of changes in applicable laws and regulations, including increased capital and provision requirements and taxation, and steps taken towards achieving an EU fiscal and banking union;

•	the monetary, interest rate and other policies of central banks in the EU, Spain, the United States, Mexico, Turkey and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	the possible political, economic and regulatory impacts related to the United Kingdom’s proposed withdrawal from the European Union;

•	market adjustments in the real estate sector in Spain, Mexico, Turkey and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;

•

adverse developments in emerging countries, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policies;

•	our ability to hedge certain risks economically;

•	downgrades in our credit ratings or in the Kingdom of Spain’s credit ratings;

•	the success of our acquisitions, divestitures, mergers and strategic alliances;

•	our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;

•	the performance of our international operations and our ability to manage such operations;

•	weaknesses or failures in our Group’s internal or outsourced processes, systems (including information technology systems) and security;

•

weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;

•	security breaches, including cyber-attacks;

•

the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations;

•	actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that are not captured by the statistical models we use; and

•	force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with International Financial Reporting Standards as adopted by the EU (“EU-IFRS”). The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), which replaced Circular 4/2004 of December 22, 2004, on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) for financial statements relating to periods ended January 1, 2018 or thereafter.

There were no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and Circular 4/2017 and IFRS-IASB for the year ended December 31, 2018 and for the three month period ended March 31, 2019. The Consolidated Financial Statements included in the Form 20-F have been prepared in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and Circular 4/2017.

The financial information as of December 31, 2018 included in this report on Form 6-K may differ from previously reported financial information as of such date and for such period in our respective report on Form 20-F for prior year, as well as from previously disclosed financial information as of and for the three month period ended March 31, 2018, as a result of the modifications referred to below and in “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition” and certain retrospective adjustments made in prior periods.

Application of IFRS 16

On January 1, 2019, IFRS 16 replaced IAS 17 “Leases” for financial statements. The new standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases. The standard provides two exceptions that can be applied in the case of short-term contracts and those in which the underlying assets have low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset, which is recorded under the headings “Tangible assets - Property, plants and equipment” or “Tangible assets – Investment properties” and a lease liability representing its obligation to make lease payments which are recorded under the heading “Financial liabilities at amortized cost – Other financial liabilities”. For our consolidated income statements, the amortization of the right to use asset is recorded under the heading “Depreciation and amortization – tangible assets” and the financial cost associated with the lease liability is recorded under the heading “Interest expense – financial liabilities at amortized cost”.

With regard to lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. See “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Application of IFRS 16”.

Hyperinflationary economies

During the third quarter of 2018, the Group made a change with respect to the accounting policies for hyperinflationary economies in accordance with IAS 29 “Financial information in hyperinflationary economies”, with accounting effects as from January 1, 2018. As a result thereof, the information as of December 31, 2018 and for the three months ended March 31, 2018 has been restated for comparative purposes; the balance sheets, income statements and ratios have been revised for the Group and the business area of South America. See “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Hyperinflationary economies”.

Changes in Operating Segments

During the three month period ended March 31, 2019, we changed the reporting structure of the BBVA Group’s operating segments compared with that presented as of December 31, 2018, as a result of the integration of the Non-Core Real Estate business area into Banking Activity in Spain, which has been renamed “Spain”. Additionally, balance sheet intra-group adjustments between the Corporate Center and the operating segments have been reallocated to the corresponding operating segments as of December 31, 2018. In addition, certain expenses related to global projects and activities have been reallocated between the Corporate Center and the corresponding operating segments. In order to make the information as of and for the three months ended March 31, 2019 comparable, as required by IFRS 8 “Information by business segments”, figures as of December 31, 2018 and for the three months ended March 31, 2018 have been revised in conformity with the new segment reporting structure. See “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Changes in Operating Segments”.

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•

Average balances, when used, are based on the beginning and the month-end balances during each three month period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	Unless otherwise stated, any reference to loans refers to both loans and advances.

•	Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.

•

Certain numerical information in this interim report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

B.    Business Overview

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.

Operating Segments

Set forth below are the Group’s current six operating segments:

•	Spain;

•	The United States;

•	Mexico;

•	Turkey;

•	South America; and

•	Rest of Eurasia.

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles.

Balance sheet

The following tables set forth information relating to the balance sheet of the operating segments as of March 31, 2019 and December 31, 2018:

As of March 31, 2019

	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Total Operating segments	Corporate Center and other adjustments (1)	BBVA Group
	(In Millions of Euros)
Total Assets	356,552	85,160	101,738	67,130	57,031	20,582	688,193	3,007	691,200
Cash, cash balances at central banks and other demand deposits	18,875	6,550	8,678	7,171	8,830	212	50,316	(256)	50,059
Financial assets designated at fair value (2)	113,735	9,330	26,193	5,598	6,861	503	162,220	(2,805)	159,416
Financial assets at amortized cost	199,111	65,629	60,754	51,656	37,986	19,520	434,655	(1,647)	433,008
Loans and advances to customers	170,893	61,403	53,480	42,025	35,691	18,257	381,748	(949)	380,799
Of which:
Residential mortgages	74,145	14,161	9,924	3,239	6,915	1,774	110,157
Consumer finance	12,153	6,159	12,824	8,569	9,133	424	49,260
Loans	10,270	5,418	8,096	4,871	7,061	414	36,131
Credit cards	1,882	740	4,728	3,698	2,072	9	13,130
Loans to enterprises	53,127	34,401	26,697	28,950	17,037	15,401	175,613
Loans to public sector	17,002	5,532	3,580	68	1,353	394	27,930
Total Liabilities	347,929	81,357	97,185	64,387	54,564	19,791	665,214	(27,560)	637,653
Financial liabilities held for trading and designated at fair value through profit or loss	70,283	305	17,747	1,792	2,325	42	92,494	(3,829)	88,664
Customer deposits	181,723	65,165	50,904	40,544	37,236	5,065	380,638	(2,111)	378,527
Of which:
Current and savings accounts	146,518	42,711	38,493	13,773	23,415	3,201	268,112
Time deposits	34,765	16,751	12,397	26,767	13,768	1,864	106,313
Total Equity	8,624	3,803	4,553	2,743	2,467	790	22,979	30,568	53,547
Assets under management	64,225	—	22,744	3,370	12,481	407	103,227		103,227
Mutual funds	40,417	—	19,553	757	4,200	—	64,928		64,928
Pension funds	23,770	—	—	2,612	8,281	407	35,071		35,071
Other placements	37	—	3,191	—	—	—	3,228		3,228

(1)	Intra-group adjustments. See “Presentation of Financial Information—Changes in Operating Segments”.
(2)

Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

As of December 31, 2018 (1)

	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Total Operating segments	Corporate Center and other adjustments (2)	BBVA Group
	(In Millions of Euros)
Total Assets	354,901	82,057	97,432	66,250	54,373	18,834	673,848	2,841	676,689
Cash, cash balances at central banks and other demand deposits	28,545	4,835	8,274	7,853	8,987	238	58,732	(536)	58,196
Financial assets designated at fair value (3)	107,320	10,481	26,022	5,506	5,634	504	155,467	(2,564)	152,903
Financial assets at amortized cost	195,467	63,539	57,709	50,315	36,649	17,799	421,477	(1,818)	419,660
Loans and advances to customers	170,438	60,808	51,101	41,478	34,469	16,598	374,893	(867)	374,027
Of which:
Residential mortgages	74,543	10,990	9,197	3,530	6,629	1,821	106,709
Consumer finance	11,749	9,187	12,145	9,145	9,431	420	52,077
Loans	9,665	8,467	7,347	5,265	7,374	410	38,528
Credit cards	2,083	720	4,798	3,880	2,058	10	13,549
Loans to enterprises	52,514	32,862	20,493	27,657	16,975	13,685	164,186
Loans to public sector	17,070	5,400	5,726	95	1,078	414	29,784
Total Liabilities	345,592	77,976	90,961	63,657	52,683	18,052	648,921	(25,106)	623,814
Financial liabilities held for trading and designated at fair value through profit or loss	71,033	234	18,028	1,852	1,357	42	92,545	(4,778)	87,767
Customer deposits	183,414	63,891	50,530	39,905	35,842	4,876	378,456	(2,486)	375,970
Of which:
Current and savings accounts	142,912	41,213	38,167	12,530	22,959	3,544	261,324
Time deposits	40,072	16,856	11,593	27,367	12,829	1,333	110,051
Total Equity	9,309	4,082	6,471	2,593	1,690	782	24,927	27,947	52,874
Assets under management	62,559	—	20,647	2,894	11,662	388	98,150		98,150
Mutual funds	39,250	—	17,733	669	3,741	—	61,393		61,393
Pension funds	23,274	—	—	2,225	7,921	388	33,807		33,807
Other placements	35	—	2,914	—	—	—	2,949		2,949

(1)	Revised. See “Presentation of Financial Information —Hyperinflationary economies”.
(2)	Intra-group adjustments. See “Presentation of Financial Information—Changes in Operating Segments”.
(3)

Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain

This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The main business units included in this operating segment are:

•	Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;

•	Corporate and Business Banking (CBB): which manages small and medium sized enterprises (“SMEs”), companies and corporations, public institutions and developer segments;

•	Corporate and Investment Banking (C&IB): responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•

Other units: which includes the insurance business unit in Spain (BBVA Seguros) and the Asset Management unit, which manages Spanish mutual funds and pension funds, and includes lending to real estate developers and foreclosed real estate assets (including assets from the previous Non-Core Real Estate operating segment), as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2019 amounted to €113,735 million, a 5.9% increase from €107,320 million recorded as of December 31, 2018, mainly as a result of the positive evolution of consumer loans and credit cards as well as lending to medium-sized enterprises that offset the reduction in mortgage loans.

Loans and advances to customers of this operating segment within “Financial assets at amortized cost” as of March 31, 2019 amounted to €170,893 million, a 0.3% increase from the €170,438 million recorded as of December 31, 2018, mainly as a result of the positive evolution of consumer loans and credit cards as well as lending to medium-sized enterprises that offset the reduction in mortgage loans.

Customer deposits at amortized cost of this operating segment as of March 31, 2019 amounted to €181,723 million, a 0.9% decrease compared with the €183,414 million recorded as of December 31, 2018, mainly a result of the 13.2% decrease in time deposits.

Off-balance sheet funds of this operating segment (which includes “Mutual funds”, “Pension funds” and “Other off-balance sheet funds”) as of March 31, 2019 amounted to €64,225 million, a 2.7% increase compared with the €62,559 million as of December 31, 2018, mainly as a result of the good market performance during the quarter, positively affecting mutual funds.

This operating segment’s non-performing loan ratio decreased to 4.9% as of March 31, 2019 from 5.1% as of December 31, 2018, mainly due to a lower level of non-performing loans in the mortgage portfolios. This operating segment’s non-performing loan coverage ratio increased to 58% as of March 31, 2019 from 57% as of December 31, 2018.

The United States

This operating segment encompasses the Group’s business in the United States. BBVA Compass accounted for 88.2% of this operating segment’s balance sheet as of March 31, 2019. Given the importance of BBVA Compass in this segment, most of the comments below refer to BBVA Compass. This operating segment also includes the assets and liabilities of the BBVA branch in New York, which specializes in transactions with large corporations.

The U.S. dollar appreciated 1.9% against the euro as of March 31, 2019 compared with December 31, 2018, positively affecting the business activity of the United States operating segment as of March 31, 2019 expressed in euros.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2019 amounted to €9,330 million, a 10.9% decrease from €10,481 million recorded as of December 31, 2018.

Loans and advances to customers of this operating segment within “Financial assets at amortized cost” as of March 31, 2019 amounted to €61,403 million, a 1.0% increase from the €60,808 million recorded as of December 31, 2018, mainly as a result of the higher interest rates that continued to affect mortgages.

Customer deposits of this operating segment as of March 31, 2019 amounted to €65,165 million, a 2.0% increase compared with the €63,891 million recorded as of December 31, 2018, mainly due to the increase in demand deposits.

The non-performing loan ratio of this operating segment as of March 31, 2019 was 1.4% compared with 1.3% as of December 31, 2018. This operating segment’s non-performing loan coverage ratio stood at 85% as of both March 31, 2019 and December 31, 2018.

Mexico

The Mexico operating segment comprises the banking and insurance businesses conducted in Mexico by BBVA Bancomer. Since 2018, it also includes BBVA Bancomer’s branch in Houston (which was part of our United States segment in previous periods).

The Mexican peso appreciated 3.7% against the euro as of March 31, 2019 compared with December 31, 2018, positively affecting the business activity of the Mexico operating segment as of March 31, 2019 expressed in euros.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2019 amounted to €26,193 million, a 0.6% increase from the €26,022 million recorded as of December 31, 2018.

Loans and advances to customers of this operating segment within “Financial assets at amortized cost” as of March 31, 2019 amounted to €53,480 million, a 4.7% increase from the €51,101 million recorded as of December 31, 2018, mainly as a result of the increase in consumer loans (payroll and personal loans).

Customer deposits of this operating segment as of March 31, 2019 amounted to €50,904, a 0.7% increase compared with the €50,530 million recorded as of December 31, 2018, primarily due to the seasonal effect at the end of 2018. Both time deposits and investment funds increased during the quarter (3.1% and 6.3%, respectively).

Off–balance sheet funds of this operating segment (which includes “Mutual funds” and “Other off-balance sheet funds”) as of March 31, 2019 amounted to €22,744 million, a 10.2% increase compared with the €20,647 million as of December 31, 2018, mainly as a result of the good market performance during the quarter, positively affecting mutual funds.

This operating segment’s non-performing loan ratio was 2.0% as of March 31, 2019 and 2.1% as of December 31, 2018. This operating segment’s non-performing loan coverage ratio increased to 159% as of March 31, 2019 from 154% as of December 31, 2018.

Turkey

This operating segment comprises the banking and insurance businesses conducted by Garanti and its consolidated subsidiaries.

The Turkish lira depreciated 4.5% against the euro as of March 31, 2019 compared with December 31, 2018, negatively affecting the business activity of the Turkey operating segment as of December 31, 2018 expressed in euros.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2019 amounted to €5,598 million, a 1.7% increase from the €5,506 million recorded as of December 31, 2018.

Loans and advances to customers of this operating segment within “Financial assets at amortized cost” as of March 31, 2019 amounted to €42,025 million a 1.3% increase from the €41,478 million recorded as of December 31, 2018, mainly as a result of SMEs and commercial loans, partially offset by the decrease in consumer loans and mortgages during the quarter. In addition credit cards remained stable in the quarter in line with the evolutions of this market segment as shown by the country’s private banks.

Customer deposits of this operating segment as of March 31, 2019 amounted to €40,544 million, a 1.6% increase compared with the €39,905 million recorded as of December 31, 2018, mainly supported by the growth of foreign currency deposits (in US dollars).

Off-balance sheet funds of this operating segment (which includes “Mutual funds”, “Pension funds” and “Other pension funds”) as of March 31, 2019 amounted to €3,370 million, a 16.4% increase compared with the €2,894 million as of December 31, 2018, mainly as a result of the good market performance during the quarter, positively affecting pension funds.

The non-performing loan ratio of this operating segment as of March 31, 2019 was 5.7% compared with 5.3% as of December 31, 2018 mainly as a result of a deterioration of the retail and wholesale portfolios affected by the deteriorating macroeconomic scenario. This operating segment’s non-performing loan coverage ratio decreased to 78% as of March 31, 2019 from 81% as of December 31, 2018, mainly due to the 9.1% increase in the balance of non-performing loans as of March 31, 2019 in comparison with the balance recorded as of December 31, 2018.

South America

The South America operating segment includes the Group’s banking and insurance businesses in the region.

The business units included in the South America operating segment are:

•	Retail and Corporate Banking: includes banks in Argentina, Colombia, Paraguay, Peru, Uruguay and Venezuela.

•	Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.

As of March 31, 2019, the Argentine peso depreciated against the euro compared with December 31, 2018, meanwhile the rest of the currencies within this operating segment appreciated against the euro, positively affecting the business activity of the South America operating segment expressed in euros.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2019 amounted to €6,861 million, a 21.8% increase from the €5,634 million recorded as of December 31, 2018.

Loans and advances to customers of this operating segment within “Financial assets at amortized cost” as of March 31, 2019 amounted to €35,691 million, a 3.5% increase from the €34,469 million recorded as of December 31, 2018, mainly as a result of the growth in credit cards and enterprises.

Customer deposits of this operating segment as of March 31, 2019 amounted to €37,236 million, a 3.9% increase compared with the €35,842 million recorded as of December 31, 2018. By country, customer deposits increased in Argentina (excluding the impact of currency depreciation), Colombia and Peru.

Off-balance sheet funds of this operating segment (which includes “Mutual funds”, “Pension funds” and “Other pension funds”) as of March 31, 2019 amounted to €12,481 million, a 7.0% increase compared with the €11,662 million as of December 31, 2018, mainly as a result of the increase of both mutual and pension funds (especially in Bolivia).

The non-performing loan ratio of this operating segment as of March 31, 2019 increased to 4.4% compared with 4.3% as of December 31, 2018, mainly as a result of the increase of the ratio in Colombia in the quarter due to a written-off wholesale customer. This operating segment’s non-performing loan coverage ratio decreased to 96% as of March 31, 2019, from 97% as of December 31, 2018 mainly due to the 4.6% increase in the balance of non-performing loans as of March 31, 2019 compared with the balance recorded as of December 31, 2018.

Rest of Eurasia

This operating segment includes the retail and wholesale banking businesses carried out by the Group in Europe (primarily Portugal) and Asia, excluding Spain and Turkey.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2019 amounted to €503 million, compared to €504 million recorded as of December 31, 2018.

Loans and advances to customers of this operating segment within “Financial assets at amortized cost” as of March 31, 2019 amounted to €18,257 million a 10.0% increase from €16,598 million recorded as of December 31, 2018.

Customer deposits of this operating segment as of March 31, 2019 amounted to €5,065 million, a 3.9% increase compared with the €4,876 million recorded as of December 31, 2018.

Off-balance sheet funds of this operating segment (which includes “Mutual funds”,“Pension funds” and “Other pension funds”) as of March 31, 2019 amounted to €407 million, a 5.0% increase compared with the €388 million as of December 31, 2018.

The non-performing loan ratio of this operating segment as of March 31, 2019 was 1.6% compared with 1.7% as of December 31, 2018. This operating segment’s non-performing loan coverage ratio increased to 84% as of March 31, 2019, from 83% as of December 31, 2018.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

Trends in Exchange Rates

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Turkish liras, Argentine pesos, Colombian pesos and Peruvian new soles. For example, if Latin American currencies, the U.S. dollar or the Turkish lira depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of Latin American currencies, the U.S. dollar or the Turkish lira against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.

Except with respect to hyperinflationary economies (Venezuela and Argentina), the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates. See Note 2.2.20 to our Consolidated Financial Statements for information on the application of IAS 29 to hyperinflationary economies The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 as averages for the three months ended March 31, 2019 and March 31, 2018, and as period-end exchange rates as of March 31, 2019 and as of December 31, 2018 according to the European Central Bank (the “ECB”).

	Average Exchange Rates		Period-end Exchange Rates
	For the three months ended March 31, 2019	For the three months ended March 31, 2018	As of March 31, 2019	As of December 31, 2018
Mexican peso	21.8057	22.5251	21.6910	22.4921
U.S. dollar	1.1358	1.2321	1.1235	1.1450
Argentine peso			48.9734	43.2900
Colombian peso	3,561.3494	3,424.6575	3,585.0211	3,745.3184
Peruvian new sol	3.7738	3.9776	3.7275	3.8621
Turkish lira	6.1102	4.8976	6.3446	6.0588

During the three months ended March 31, 2019, the Turkish Lira and the Colombian peso depreciated against the euro in average terms compared with the same period of the prior year. With respect to period-end exchange rates, the Argentine peso and the Turkish lira depreciated against the euro. On the other hand, the Mexican peso, the U.S. dollar, the Colombian peso and the Peruvian new sol appreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was positive for the period-on-period comparison of the Group’s income statement and negative for the period-on-period comparison of the Group’s balance sheet.

When comparing two dates or periods, we have excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods and, with respect to balance sheet amounts, we have used the closing exchange rate of the more recent period.

Application of IFRS 16

On January 1, 2019, IFRS 16 replaced IAS 17 “Leases” for financial statements. The new standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases. The standard provides two exceptions that can be applied in the case of short-term contracts and those in which the underlying assets have low value. A lessee is required to recognize a right-of-use asset representing its right to use underlying leased asset, which is recorded under the headings “Tangible assets - Property, plants and equipment” and “Tangible assets – Investment properties” and a lease liability representing its obligation to make lease payments which are recorded under the heading “Financial liabilities at amortized cost – Other financial liabilities”. The amortization of the right to use is recorded in the heading “Depreciation and amortization – tangible assets” and the financial cost associated with the lease liability is recorded in the heading “Interest expense – financial liabilities at amortized cost”.

With regard to lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

At the transition date, the Group decided to apply the modified retrospective approach which requires recognition of a lease liability equal to the present value of the future payments committed on January 1, 2019. Regarding the measurement of the right-of-use asset, the Group elected to record an amount equal to the lease liability, adjusted for the amount of any advance or accrued lease payment related to that lease recognized in the financial statements immediately before the date of initial application.

As of January 1, 2019, the Group recognized assets for the right-of-use and lease liabilities for an amount of €3,419 million and €3,472 million, respectively. The impact in terms of capital (CET1) of the Group amounted to -11 basis points.

Hyperinflationary economies

During the third quarter of 2018, the Group made a change with respect to the accounting policies for hyperinflationary economies in accordance with IAS 29 “Financial information in hyperinflationary economies”, with accounting effects as from January 1, 2018. As a result thereof, the information as of March 31, 2018 has been restated for comparative purposes; the balance sheets, income statements and ratios have been revised for the Group and the business area of South America.

Changes in Operating Segments

During the three month period ended March 31, 2019, we changed the reporting structure of the BBVA Group’s operating segments compared with that presented as of December 31, 2018, as a result of the integration of the Non-Core Real Estate business area into Banking Activity in Spain, which has been renamed “Spain”. In addition, certain expenses related to global projects and activities have been reallocated between the Corporate Center and the corresponding operating segments. In order to make the information for the three months ended March 31, 2019 comparable, as required by IFRS 8 “Information by business segments”, figures as of December 31, 2018 and for the three months ended March 31, 2018 have been revised in conformity with the new segment reporting structure.. The BBVA Group’s operating segments are summarized below:

•	Spain: mainly includes the banking and insurance businesses that the Group carries out in Spain.

•	The United States: includes the Group’s business activity in the country through the BBVA Compass group and the BBVA New York branch.

•	Mexico: includes the Group’s banking and insurance businesses in this country as well as the activity of the BBVA Bancomer branch in Houston.

•	Turkey: reports the activity of the Garanti group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

•	South America: primarily includes the Group’s banking and insurance businesses in the region.

•	Rest of Eurasia: includes the banking business activity carried out by the Group in Europe, excluding Spain, and in Asia.

Lastly, Corporate Center contains the Group’s holding function, including: the costs of the head offices with a corporate function; management of structural exchange rate positions; some equity instruments issuance to ensure an adequate management of the Group’s global solvency. It also includes portfolios whose management is not linked to customer relationships, such as industrial holdings, certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets.

BBVA Group results of operations for the three months ended March 31, 2019 compared to the three months ended March 31, 2018

The following tables include revised Group consolidated financial information for the three month period ended March 31, 2018 due to the change in the reporting structure of the BBVA Group´s operating segments during the first quarter of 2019, and as a result of the application of IAS 29 “Financial information in hyperinflationary economies”. See “Presentation of Financial Information—Changes in Operating Segments” and “Presentation of Financial Information —Hyperinflationary economies”.

The table below shows the Group’s consolidated income statements for the three months ended March 31, 2019 and March 31, 2018:

	For the three months ended March 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Interest and similar income	7,766	7,199	7.9
Interest and similar expenses	(3,346)	(2,911)	14.9
Net interest income	4,420	4,287	3.1
Dividend income	10	12	(11.1)
Share of profit or loss of entities accounted for using the equity method	(4)	8	n.m. (1)
Fee and commission income	1,780	1,771	0.5
Fee and commission expenses	(566)	(535)	5.8
Net gains (losses) on financial assets and liabilities (2)	348	597	(41.7)
Exchange differences, net	78	(186)	n.m. (1)
Other operating income	204	372	(45.2)
Other operating expenses	(476)	(553)	(14.0)
Income on insurance and reinsurance contracts	839	832	0.9
Expenses on insurance and reinsurance contracts	(566)	(578)	(2.1)
Gross income	6,069	6,026	0.7
Administration costs	(2.530)	(2.671)	(5.3)
Personnel expenses	(1,553)	(1,565)	(0.8)
Other administrative expenses	(977)	(1,106)	(11.6)
Depreciation and amortization	(392)	(304)	28.9
Net margin before provisions (3)	3,147	3,050	3.2
Provisions or reversal of provisions	(144)	(99)	45.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,023)	(823)	24.4
Impairment or reversal of impairment on non-financial assets	(32)	8	n.m. (1)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	2	10	(78.5)
Negative goodwill recognized in profit or loss	—	—	—
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	7	24	(69.4)
Operating profit/(loss) before tax	1,957	2,170	(9.8)
Tax expense or income related to profit or loss from continuing operations	(559)	(617)	(9.4)
Profit from continuing operations	1,398	1,553	(10.0)
Profit from discontinued operations, net	—	—	—
Profit	1,398	1,553	(10.0)
Profit attributable to parent company	1,164	1,290	(9.8)
Profit attributable to non-controlling interests	234	262	(10.8)

(1)	Not meaningful.
(2)

Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.

(3)	Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The changes in our consolidated income statements for the three months ended March 31, 2019 and March 31, 2018 were as follows:

Net interest income

The following table summarizes net interest income for the three months ended March 31, 2019 and March 31, 2018.

	For the Three Months Ended March 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Interest and other income	7,766	7,199	7.9
Interest expense	(3,346)	(2,911)	14.9

Net interest income	4,420	4,287	3.1

Net interest income for the three months ended March 31, 2019 amounted to €4,420 million, a 3.1% increase compared with the €4,287 million recorded for the three months ended March 31, 2018, mainly as a result of lower financing costs in all operating segments except for Spain and Rest of Eurasia, which are more influenced by the interest rate situation in the Eurozone. The following factors, set out by region, drove the change:

•	United States: there was an 8.4% year-on-year increase in net interest income, higher interest rates and measures adopted by BBVA Compass to improve loan yields.

•	Mexico: there was a 7.8% year-on-year increase in net interest income mainly as a result of growth in lending activity partially offset by a slight deterioration of customer spreads.

The increase in net interest income was partially offset by:

•	Spain: there was a 4.9% year-on-year decrease in net interest income mainly as a result of lower contribution from the ALCO portfolio and the effect of the implementation of IFRS 16.

•	Turkey: there was a 7.7% year-on-year decrease in net interest income as a result of the depreciation of the Turkish lira.

•	South America: there was a 3.9% year-on-year decrease in net interest income.

Dividend income

Dividend income for the three months ended March 31, 2019 amounted to €10 million, an 11.1% decrease compared with the €12 million recorded for the three months ended March 31, 2018.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the three months ended March 31, 2019 decreased to a €4 million loss, compared with the €8 million profit recorded for the three months ended March 31, 2018.

Fee and commission income

The breakdown of fee and commission income for the three months ended March 31, 2019 and March 31, 2018 is as follows:

	For the three months ended March 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Bills receivable	10	12	(17.6)
Current accounts	116	131	(11.7)
Credit and debit cards	735	672	9.4
Checks	46	46	0.3
Transfers and others payment orders	158	139	13.8
Insurance product commissions	42	46	(7.7)
Commitment fees	50	54	(7.5)
Contingent risks	96	98	(1.6)
Asset Management	247	262	(5.8)
Securities fees	81	99	(17.7)
Custody securities	30	32	(8.7)
Other	168	181	(6.7)

Fee and commission income	1,780	1,771	0.5

Fee and commission income increased by 0.5% to €1,780 million for the three months ended March 31, 2019 from €1,771 million for the three months ended March 31, 2018, mainly as a result of diversification.

Fee and commission expense

The breakdown of fee and commission expense for the three months ended March 31, 2019 and March 31, 2018 is as follows:

	For the Three Months Ended March 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Credit and debit cards	380	350	8.4
Transfers and others payment orders	26	22	18.9
Commissions for selling insurance	13	13	6.1
Other fees and commissions	147	150	(2.1)

Fee and commission expense	566	535	5.8

Fee and commission expense increased by 5.8% to €566 million for the three months ended March 31, 2019 from €535 million for the three months ended March 31, 2018, primarily due to an increase in commissions paid by the BBVA Group to other financial institutions in connection with the use of credit and debit cards, particularly in Spain and Mexico, which more than offset the impact of the depreciation of the Turkish lira.

Net gains (losses) on financial assets and liabilities

Net gains on financial assets and liabilities decreased by 41.7% to €348 million for the three months ended March 31, 2019 compared with a net gain of €597 million for the three months ended March 31, 2018, mainly due to the increase in losses on financial assets and liabilities held for trading, partially offset by the increase in gains on non-trading financial assets mandatorily at fair value through profit or loss.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the three months ended March 31, 2019 and 2018:

	For the Three Months Ended March 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	46	78	(41.3)
Financial assets at amortized cost	8	7	14.3
Other financial assets and liabilities	38	70	(45.7)
Gains (losses) on financial assets and liabilities held for trading, net	117	464	(74.9)
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	103	(3)	n.m. (1)
Gains or (losses) on financial assets and liabilities designated at fair value through profit or loss, net	50	41	22.0
Gains (losses) from hedge accounting, net	33	17	94.1

Net gains (losses) on financial assets and liabilities	348	597	(41.7)

(1)	Not meaningful.

Exchange differences, net

Exchange differences increased to a €78 million gain for the three months ended March 31, 2019 from a €186 million loss for the three months ended March 31, 2018 mainly as a result of the appreciation of the main currencies, except for the Turkish lira and the Argentine peso.

Other operating income and expense, net

Other operating income for the three months ended March 31, 2019 decreased 45.2% to €204 million compared with the €372 million recorded for the three months ended March 31, 2018, mainly as a result of lower income from real-estate related services in Spain and the depreciation of the Turkish lira.

Other operating expense for the three months ended March 31, 2019 amounted to €476 million, a 14.0% decrease compared with the €553 million recorded for the three months ended March 31, 2018, mainly as a result of lower expense from real-estate related services in Spain and the impact of hyperinflation in Argentina.

Income and expense on insurance and reinsurance contracts

Income on insurance and reinsurance contracts for the three months ended March 31, 2019 was €839 million, a 0.9% increase compared with the €832 million income recorded for the for the three months ended March 31, 2018.

Expense on insurance and reinsurance contracts for the three months ended March 31, 2019 was €566 million, a 2.1% decrease compared with the €578 million recorded for the three months ended March 31, 2018, mainly as a result of the lower insurance activity related to insurance-savings products in Spain (through BBVA Seguros).

Administration costs

Administration costs, which include personnel expense and other administrative expense, for the three months ended March 31, 2019 amounted to €2,530 million, a 5.3% decrease compared with the €2,671 million recorded for the three months ended March 31, 2018, mainly as a result of the depreciation of the currencies of the main countries where BBVA operates against the euro, which was offset in part by a 10.6% increase in technology and systems expense.

The table below provides a breakdown of personnel expense for the three months ended March 31, 2019 and March 31, 2018:

	For the Three Months Ended March 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Wages and salaries	1,206	1,220	(1.1)
Social security costs	198	193	2.6
Defined contribution plan expense	28	26	7.7
Defined benefit plan expense	14	16	(12.5)
Other personnel expense	107	111	(3.6)

Personnel expenses	1,553	1,565	(0.8)

The table below provides a breakdown of other administrative expense for the three months ended March 31, 2019 and March 31, 2018:

	For the Three Months Ended March 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Technology and systems	313	283	10.6
Communications	54	61	(11.5)
Advertising	77	83	(7.2)
Property, fixtures and materials	133	249	(46.6)
Of which:
Rent expense	103	120	(14.2)
Taxes other than income tax	297	310	(4.2)
Other expense	313	283	(10.6)

Other administrative expense	977	1,106	(11.6)

Depreciation and amortization

Depreciation and amortization for the three months ended March 31, 2019 was €392 million, a 28.9% increase compared with the €304 million recorded for the three months ended March 31, 2018, mainly as a result of higher expense from amortization of intangible assets, particularly related to software in Spain, and the impact of the implementation of IFRS 16.

Provisions or reversal of provisions

Provisions or reversal of provisions for the three months ended March 31, 2019 amounted to an expense of €144 million, a 45.3% increase compared with the €99 million expense recorded for the three months ended March 31, 2018, explained by the increase in provisions in Spain.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the three months ended March 31, 2019 was an expense of €1,023 million, a 24.4% increase compared with the €823 million expense recorded for the three months ended March 31, 2018. By operating segments, there were higher loan-loss provisions in the United States due to the deterioration of some specific customers in the commercial portfolio and some write-offs in consumer, and there were higher loan-loss provisions in Turkey due to the deterioration of wholesale client portfolios. Partially offsetting these effects, Spain recognized lower loan loss provisions, and Mexico remained at similar levels compared with the first quarter of the prior year.

Gains (losses) on derecognition of non-financial assets and subsidiaries, net

Gains on derecognition of non-financial assets and subsidiaries, for the three months ended March 31, 2019 amounted to €2 million, compared with the €10 million recorded for the three months ended March 31, 2018.

Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Profit from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the three months ended March 31, 2019 was €7 million, compared with the €24 million recorded for the three months ended March 31, 2018.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the three months ended March 31, 2019 amounted to €1,957 million, a 9.8% decrease compared with the €2,170 million operating profit before tax recorded for the three months ended March 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations for the three months ended March 31, 2019 amounted to €559 million, a 9.4% decrease compared with the €617 million expense recorded for the three months ended March 31, 2018, attributable in part to the lower operating profit before tax.

Profit

As a result of the foregoing, profit for the three months ended March 31, 2019 amounted to €1,398 million, a 10.0% decrease compared with the €1,553 million recorded for the three months ended March 31, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company for the three months ended March 31, 2019 amounted to €1,164 million, a 9.8% decrease compared with the €1,290 million recorded for the three months ended March 31, 2018.

Profit attributable to non-controlling interests

As a result of the foregoing, profit attributable to non-controlling interests for the three months ended March 31, 2019 amounted to €234, a 10.8% decrease compared with the €262 million profit attributable to non-controlling interests recorded for the three months ended March 31, 2018.

D. Results of operations by operating segment for the three months ended March 31, 2019 compared with the three months ended March 31, 2018.

The following tables provide restated consolidated financial information as of and for the three month period ended March 31, 2018 by operating segment due to the change in the reporting structure of the BBVA Group´s operating segments during the first quarter of 2019, and as a result of the application of IAS 29 “Financial information in hyperinflationary economies”. See “Presentation of Financial Information—Changes in Operating Segments” and “Presentation of Financial Information —Hyperinflationary economies”.

For the Three Months Ended March 31, 2019

(In Millions of Euros)

	Spain	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Group
Net interest income	882	615	1,500	695	760	39	(71)	4,420

Net fees and commissions	414	151	300	194	135	36	(15)	1,214
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	108	41	63	(11)	206	27	(7)	426
Other operating income and expense, net (2)	94	(3)	40	6	(116)	2	(14)	8

Gross income	1,497	804	1,902	884	985	103	(107)	6,069

Administration costs	(695)	(417)	(550)	(269)	(337)	(65)	(196)	(2,530)
Depreciation and amortization	(119)	(55)	(84)	(44)	(41)	(4)	(43)	(392)

Net margin before provisions (3)	683	331	1,268	571	606	34	(346)	3,147

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(78)	(162)	(395)	(202)	(177)	(10)	(1)	(1,023)
Provisions or reversal of provisions and other results	(123)	(10)	4	(1)	(12)	(1)	(23)	(166)

Operating profit/ (loss) before tax	482	160	877	368	417	23	(370)	1,957

Tax expense or income related to profit or loss from continuing operations	(137)	(32)	(250)	(79)	(138)	(7)	84	(559)

Profit from continuing operations excluding corporate operations	345	127	627	289	279	16	(286)	1,398

Profit attributable to non-controlling interests	(1)	—	—	(147)	(86)	—	—	(234)

Profit attributable to parent company	345	127	627	142	193	16	(286)	1,164

(1)

Includes the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)

Includes the following income statement line items contained in the Consolidated Financial Statements: “Dividend income”, “Share of profit or loss of entities accounted for using the equity method” and “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

(3)	“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

For the Three Months Ended March 31, 2018

(In Millions of Euros)

	Spain	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Group
Net interest income	927	524	1,317	753	791	43	(67)	4,287

Net fees and commissions	412	148	281	201	163	39	(7)	1,236
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	167	24	67	20	112	44	(24)	410
Other operating income and expense, net (2)	82	3	45	23	(58)	1	(3)	92

Gross income	1,588	699	1,711	996	1,008	126	(102)	6,026

Administration costs	(768)	(392)	(512)	(315)	(458)	(70)	(156)	(2,671)
Depreciation and amortization	(77)	(42)	(60)	(40)	(27)	(2)	(56)	(304)

Net margin before provisions(3)	744	264	1,138	641	523	54	(314)	3,050

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(125)	(20)	(377)	(151)	(167)	17	—	(823)
Provisions or reversal of provisions and other results	(42)	8	21	29	(11)	(1)	(62)	(58)

Operating profit/ (loss) before tax	577	252	782	519	345	71	(376)	2,170

Tax expense or income related to profit or loss from continuing operations	(172)	(56)	(214)	(113)	(133)	(22)	94	(617)

Profit from continuing operations	405	196	567	406	213	48	(282)	1,553

Profit attributable to non-controlling interests	(1)	—	—	(206)	(56)	—	—	(262)

Profit attributable to parent company	404	196	567	200	157	48	(282)	1,290

(1)

Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)

Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method” and “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

(3)	“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Results of operations by operating segment for the three months ended March 31, 2019 compared with the three months ended March 31, 2018

SPAIN

	For the Three Months Ended March 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	882	927	(4.9)

Net fees and commissions	414	412	0.3
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	108	167	(35.2)
Other operating income and expense, net	(36)	(32)	12.3
Income and expense on insurance and reinsurance contracts	130	114	13.5

Gross income	1,497	1,588	(5.7)

Administration costs	(695)	(768)	(9.5)
Depreciation and amortization	(119)	(77)	55.7

Net margin before provisions (2)	683	744	(8.2)

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(78)	(125)	(37.9)
Provisions or reversal of provisions and other results	(123)	(42)	194.7

Operating profit/(loss) before tax	482	577	(16.5)

Tax expense or income related to profit or loss from continuing operations	(137)	(172)	(20.7)

Profit from continuing operations	345	405	(14.7)

Profit attributable to non-controlling interests	(1)	(1)	(7.4)

Profit attributable to parent company	345	404	(14.7)

(1)

Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)	Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2019 amounted to €882 million, a 4.9% decrease compared with the €927 million recorded for the three months ended March 31, 2018, mainly as a result of lower contribution from the ALCO portfolio and the effect of the implementation of IFRS 16.

Net fees and commissions

Net fees and commissions of this operating segment for the three months ended March 31, 2019 amounted to €414 million, compared with the €412 million recorded for the three months ended March 31, 2018.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the three months ended March 31, 2019 was a net gain of €108 million, a 35.2% decrease compared with the €167 million net gain recorded for the three months ended March 31, 2018, mainly as a result of uneven market performance in the quarter and lower portfolio sales.

Other operating income and expense, net

Other net operating expense of this operating segment for the three months ended March 31, 2019 amounted to €36 million, compared with the €32 million expense recorded for the three months ended March 31, 2018.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the three months ended March 31, 2019 was €130 million, a 13.5% increase compared with the €114 million recorded for the three months ended March 31, 2018.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2019 amounted to €695 million, a 9.5% decrease compared with the €768 million recorded for the three months ended March 31, 2018, mainly as a result of a decline in both personnel expense and other administrative expense driven by the evolution of efficiency plans.

Depreciation and amortization

Depreciation and amortization for the three months ended March 31, 2019 was €119 million, a 55.7% increase compared with the €77 million recorded for the three months ended March 31, 2018.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2019 amounted to €78 million expense, a 37.9% decrease compared with the €125 million expense recorded for the three months ended March 31, 2018, mainly as a result of lower loan-loss provisions of real-estate developer loans previously allocated to the former Non Core Real Estate area.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2019 were a €123 million expense, a 194.7% increase compared with the €42 million expense recorded for the three months ended March 31, 2018, mainly as a result of positive valuation of assets in the former Non Core Real Estate area during the first quarter of the prior year.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2019 was €482 million, a 16.5% decrease compared with the €577 million recorded for the three months ended March 31, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2019 amounted to €345 million, a 14.7% decrease compared with the €404 million recorded for the three months ended March 31, 2018.

UNITED STATES

	For the Three Months Ended March 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	615	524	17.4

Net fees and commissions	151	148	2.1
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	41	24	67.3
Other operating income and expense, net	(3)	3	n.m. (3)
Income and expense on insurance and reinsurance contracts	—	—	—

Gross income	804	699	15.1

Administration costs	(417)	(392)	6.4
Depreciation and amortization	(55)	(42)	31.1

Net margin before provisions (2)	331	264	25.3

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(162)	(20)	n.m. (3)
Provisions or reversal of provisions and other results	(10)	8	n.m. (3)

Operating profit/(loss) before tax	160	252	(36.6)

Tax expense or income related to profit or loss from continuing operations	(32)	(56)	(42.6)

Profit from continuing operations	127	196	(34.8)

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	127	196	(34.8)

(1)

Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)	“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)	Not meaningful.

In the three months ended March 31, 2019 the U.S. dollar appreciated 8.2% against the euro in average terms compared with the same period of the prior year, resulting in a positive exchange rate effect on our consolidated income statement for the three months ended March 31, 2018 and in the results of operations of the United States operating segment for such period expressed in euros.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2019 amounted to €615 million, a 17.4% increase compared with the €524 million recorded for the three months ended March 31, 2018, due mainly to higher interest rates and to measures adopted by BBVA Compass to improve loan yields and contain the increase in the cost of deposits (including an improved deposit mix and wholesale funding).

Net fees and commissions

Net fees and commissions of this operating segment for the three months ended March 31, 2019 amounted to €151 million, a 2.1% increase compared with the €148 million recorded for the three months ended March 31, 2018.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains (losses) on financial assets and liabilities and exchange differences of this operating segment for the three months ended March 31, 2019 was a net gain of €41 million, a 67.3% increase compared with the €24 million gain recorded for the three months ended March 31, 2018, mainly as a result of higher ALCO portfolio sales in the first quarter of 2019.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2019 amounted to €417 million, a 6.4% increase compared with the €392 million recorded for the three months ended March 31, 2018.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2019 was a €162 million expense compared with the €20 million expense recorded for the three months ended March 31, 2018, mainly as a result of the adverse macro scenario adjustment, to provisions for certain customers in the commercial portfolio and some write-offs in consumer. In addition, the first quarter of 2018 was positively impacted by the release of provisions related to the hurricanes the previous year.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2019 was €160 million, a 36.6% decrease compared with the €252 million of operating profit recorded for the three months ended March 31, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2019 amounted to €127 million, a 34.8% decrease compared with the €196 million recorded for the three months ended March 31, 2018.

MEXICO

	For the Three Months Ended March 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	1,500	1,317	13.9

Net fees and commissions	300	281	6.9
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	63	67	(7.4)
Other operating income and expense, net	(69)	(58)	19.5
Income and expense on insurance and reinsurance contracts	109	103	6.2

Gross income	1,902	1,711	11.2

Administration costs	(550)	(512)	7.4
Depreciation and amortization	(84)	(60)	38.9

Net margin before provisions (2)	1,268	1,138	11.5

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(395)	(377)	4.7
Provisions or reversal of provisions and other results	4	21	(82.1)

Operating profit/(loss) before tax	877	782	12.2

Tax expense or income related to profit or loss from continuing operations	(250)	(214)	16.7

Profit from continuing operations	627	567	10.6

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	627	567	10.6

(1)

Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)	“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

In the three months ended March 31, 2019, the Mexican peso appreciated 5.6% against the euro in average terms compared with the same period of the prior year, resulting in a positive exchange rate effect on our consolidated income statement for the three months ended March 31, 2019 and in the results of operations of the Mexico operating segment for such period expressed in euros.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2019 amounted to €1,500 million, a 13.9% increase compared with the €1,317 million recorded for the three months ended March 31, 2018, and a 7.8% increase at a constant exchange rate, which was mainly as a result of growth in lending activity partially offset by a slight deterioration of customer spreads.

Net fees and commissions

Net fees and commissions of this operating segment for the three months ended March 31, 2019 amounted to €300 million, a 6.9% increase compared with the €281 million recorded for the three months ended March 31, 2018. At a constant exchange rate, there was a 1.2% increase mainly as a result of increased activity in mutual funds, as well as a higher volume of transactions with on-line banking and credit card customers.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the three months ended March 31, 2019 were €63 million, a 7.4% decrease compared with the €67 million gain recorded for the three months ended March 31, 2018, mainly as a result of the lower contribution under this heading from the Global Markets unit.

Other operating income and expense, net

Other operating income and expense, net of this operating segment for the three months ended March 31, 2019 was a net expense of €69 million, a 19.5% increase compared with the €58 million net expense recorded for the three months ended March 31, 2018, mainly as a result of the higher expenses derived from the deposit guarantee fund.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the three months ended March 31, 2019 was €109 million, a 6.2% increase compared with the €103 million net income recorded for the three months ended March 31, 2018, mainly as a result of the income derived from collective insurance policies.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2019 were €550 million, a 7.4% increase compared with the €512 million recorded for the three months ended March 31, 2018, mainly as a result of the increase of personnel expenses. At a constant exchange rate, administration costs increased by 1.7%, which was below Mexico’s inflation rate for the period.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2019 was a €395 million expense, a 4.7% increase compared with the €377 million expense recorded for the three months ended March 31, 2018. At a constant exchange rate, there was a 0.9% decrease in impairment losses on financial assets.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2019 was €877 million, a 12.2% increase compared with the €782 million of operating profit recorded for the three months ended March 31, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2019 amounted to €627 million, a 10.6% increase compared with the €567 million recorded for the three months ended March 31, 2018.

TURKEY

	For the Three Months Ended March 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	695	753	(7.7)

Net fees and commissions	194	201	(3.4)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	(11)	20	n.m. (3)
Other operating income and expense, net	(6)	7	n.m. (3)
Income and expense on insurance and reinsurance contracts	12	16	(24.4)

Gross income	884	996	(11.3)

Administration costs	(269)	(315)	(14.7)
Depreciation and amortization	(44)	(40)	9.5

Net margin before provisions (2)	571	641	(10.9)

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(202)	(151)	33.9
Provisions or reversal of provisions and other results	(1)	29	n.m. (3)

Operating profit/(loss) before tax	368	519	(29.1)

Tax expense or income related to profit or loss from continuing operations	(79)	(113)	(30.0)

Profit from continuing operations	289	406	(28.9)

Profit attributable to non-controlling interests	(147)	(206)	(28.6)

Profit attributable to parent company	142	200	(29.2)

(1)

Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)	“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)	Not meaningful.

The Turkish lira depreciated 23.2% against the euro in average terms the three months ended March 31, 2019 compared with the same period of the prior year, resulting in a negative exchange rate effect on our consolidated income statement for the three months ended March 31, 2019 and in the results of operations of the Turkey operating segment for such period expressed in euros.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2019 amounted to €695 million, a 7.7% decrease compared with the €753 million recorded for the three months ended March 31, 2018, mainly as a result of the depreciation of the Turkish lira. At a constant exchange rate, there was a 20.2% increase in net interest income, mainly as a result of higher income from inflation-linked bonds.

Net fees and commissions

Net fees and commissions of this operating segment for the three months ended March 31, 2019 amounted to €194 million, a 3.4% decrease compared with the €201 million recorded for the three months ended March 31, 2018, mainly as a result of the depreciation of the Turkish lira.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the three months ended March 31, 2019 was €12 million, a 24.4% decrease compared with the €16 million income recorded for the three months ended March 31, 2018, mainly as a result of the depreciation of the Turkish lira.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2019 amounted to €269 million, a 14.7% decrease compared with the €315 million recorded for the three months ended March 31, 2018, mainly as a result of the depreciation of the Turkish lira. At a constant exchange rate, administration costs increased by 11.1%.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2019 was a €202 million expense, a 33.9% increase compared with the €151 million expense recorded for the three months ended March 31, 2018, mainly as a result of the adverse macro scenario adjustments.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2019 was €368 million, a 29.1% decrease compared with the €519 million of operating profit recorded for the three months ended March 31, 2018.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the three months ended March 31, 2019 amounted to €147 million, a 28.6% decrease compared with the €206 million recorded for the three months ended March 31, 2018 mainly as a result of the depreciation of the Turkish lira against the euro.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2019 amounted to €142 million, a 29.2% decrease compared with the €200 million recorded for the three months ended March 31, 2018 mainly as a result of the depreciation of the Turkish lira against the euro.

SOUTH AMERICA

	For the Three Months Ended March 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	760	791	(3.9)
Net fees and commissions	135	163	(17.4)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	206	112	84.9
Other operating income and expense, net	(143)	(91)	57.1
Income and expense on insurance and reinsurance contracts	27	33	(18.2)
Gross income	985	1,008	(2.3)
Administration costs	(337)	(458)	(26.3)
Depreciation and amortization	(41)	(27)	53.6
Net margin before provisions (2)	606	523	15.9
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(177)	(167)	6.1
Provisions or reversal of provisions and other results	(12)	(11)	14.6
Operating profit/(loss) before tax	417	345	20.7
Tax expense or income related to profit or loss from continuing operations	(138)	(133)	3.7
Profit from continuing operations	279	213	31.4
Profit attributable to non-controlling interests	(86)	(56)	55.1
Profit attributable to parent company	193	157	23.0

(1)

Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)	“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

In the three months ended March 31, 2019, the Argentine peso depreciated 49.3% against the euro in average terms compared with the same period of the prior year. In addition, the Chilean peso and the Colombian peso also depreciated in average terms against the euro compared with the same period of the prior year, by 2.3% and 1.5%, respectively. As a result, changes in exchange rates resulted in a negative impact on the results of operations of the South America operating segment for the three months ended March 31, 2019 expressed in euros.

In addition, on July 6, 2018 we completed the sale of our 68.19% stake in BBVA Chile. See “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2018” in the 2018 Form 20-F.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2019 amounted to €760 million, a 3.9% decrease compared with the €791 million recorded for the three months ended March 31, 2018. At a constant exchange rate, there was a 7.7% increase mainly as a result of the growth in the average volume of and in the yield on interest-earning assets, which more than offset the impact of the sale of BBVA Chile.

Net fees and commissions

Net fees and commissions of this operating segment for the three months ended March 31, 2019 amounted to €135 million, a 17.4% decrease compared with the €163 million recorded for the three months ended March 31, 2018, mainly due to the negative effect of the hyperinflation in Argentina. At a constant exchange rate, there was a 5.9% decrease.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the three months ended March 31, 2019 were €206 million, an 84.9% increase compared with the €112 million gain recorded for the three months ended March 31, 2018, mainly as a result of increased profits from the management of the securities portfolio.

Other operating income and expense, net

Other net operating expense of this operating segment for the three months ended March 31, 2019 was €143 million, compared with the €91 million expense recorded for the three months ended March 31, 2018.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the three months ended March 31, 2019 was €27 million, an 18.2% decrease compared with the €33 million net income recorded for the three months ended March 31, 2018, mainly as a result of the depreciation of the Argentinian peso against the euro. At a constant exchange rate, there was a 7.9% increase.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2019 amounted to €337 million, a 26.3% decrease compared with the €458 million recorded for the three months ended March 31, 2018, mainly as a result of lower operating expenses. At a constant exchange rate, there was a 13.2% decrease.

Depreciation and amortization

Depreciation and amortization for the three months ended March 31, 2019 was €41 million, a 53.6% increase compared with the €27 million recorded for the three months ended March 31, 2018 mainly as a result of higher expense related to software in Peru and the implementation of IFRS 16.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2019 was a €177 million expense, a 6.1% increase compared with the €167 million expense recorded for the three months ended March 31, 2018, mainly as a result of the deterioration in credit quality. Nonetheless, the cost of risk remains stable during the first quarter of 2019.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2019 were a €12 million expense, a 14.6% increase compared with the €11 million expense recorded for the three months ended March 31, 2018.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2019 was €417 million, a 20.7% increase compared with the €345 million of operating profit recorded for the three months ended March 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2019 was €138 million, a 3.7% increase compared with the €133 million expense recorded for the three months ended March 31, 2018, mainly as a result of the higher operating profit before tax.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the three months ended March 31, 2019 amounted to €86 million, a 55.1% increase compared with the €56 million recorded for the three months ended March 31, 2018 due to the positive performance of certain recurring revenue items as well as to the positive impact from the sale of a stake in Prisma Medios de Pago S.A.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2019 amounted to €193 million, a 23.0% increase compared with the €157 million recorded for the three months ended March 31, 2018.

REST OF EURASIA

	For the Three Months Ended March 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	39	43	(8.0)
Net fees and commissions	36	39	(7.6)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	27	44	(39.0)
Other operating income and expense, net	2	1	141.5
Income and expense on insurance and reinsurance contracts	—	—	—
Gross income	103	126	(17.8)
Administration costs	(65)	(70)	(6.7)
Depreciation and amortization	(4)	(2)	185.3
Net margin before provisions (2)	34	54	(37.8)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(10)	17	n.m. (3)
Provisions or reversal of provisions and other results	(1)	(1)	1.2
Operating profit/(loss) before tax	23	71	(67.6)
Tax expense or income related to profit or loss from continuing operations	(7)	(22)	(69.3)
Profit from continuing operations	16	48	(66.9)
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	16	48	(66.9)

(1)

Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)	“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)	Not meaningful.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2019 amounted to €39 million, an 8.0% decrease compared with the €43 million recorded for the three months ended March 31, 2018, mainly as a result of a weaker performance of the Global Finance unit in Asia, particularly Corporate and Investment Banking (C&IB), partially offset by the performance of the Global Trade unit in Asia.

Net fees and commissions

Net fees and commissions of this operating segment for the three months ended March 31, 2019 amounted to €36 million, a 7.6% decrease compared with the €39 million recorded for the three months ended March 31, 2018, mainly as a result of lower commissions in the branch network in Europe.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the three months ended March 31, 2019 were €27 million, a 39.0% decrease compared with the €44 million net gain recorded for the three months ended March 31, 2018, mainly as a result of the weaker performance of the Global Markets unit in Europe.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2019 amounted to €65 million, a 6.7% decrease compared with the €70 million recorded for the three months ended March 31, 2018, mainly as a result of the expense reduction efforts in the Corporate and Investment Banking (C&IB) unit and the Global Markets unit in Europe.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2019 amounted to impairment of €10 million, compared with income of €17 million recorded for the three months ended March 31, 2018.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2019 was €23 million, a 67.6% decrease compared with the €71 million of operating profit recorded for the three months ended March 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2019 was €7 million expense, a 69.3% decrease compared with the €22 million expense recorded for the three months ended March 31, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2019 amounted to €16 million, a 66.9% decrease compared with the €48 million recorded for the three months ended March 31, 2018.

CORPORATE CENTER

	For the Three Months Ended March 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	(71)	(67)	4.9
Net fees and commissions	(15)	(7)	104.9
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	(7)	(24)	(70.2)
Other operating income and expense, net	(9)	2	n.m. (3)
Income and expense on insurance and reinsurance contracts	(5)	(6)	(8.2)
Gross income	(107)	(102)	5.1
Administration costs	(196)	(156)	25.3
Depreciation and amortization	(43)	(56)	(22.5)
Net margin before provisions (2)	(346)	(314)	10.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1)	—	n.m. (3)
Provisions or reversal of provisions and other results	(23)	(62)	(63.0)
Operating profit/(loss) before tax	(370)	(376)	(1.7)
Tax expense or income related to profit or loss from continuing operations	84	94	(11.3)
Profit from continuing operations excluding corporate operations	(286)	(282)	1.6
Profit from corporate operations, net	—	—	—
Profit	(286)	(282)	1.6
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	(286)	(282)	1.5

(1)

Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)	“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)	Not meaningful.

Net interest income / (expense)

Net interest expense of this operating segment for the three months ended March 31, 2019 was €71 million, a 4.9% increase compared with the €67 million net expense recorded for the three months ended March 31, 2018, mainly as a result of the lower cost of funding and the evolution of interest rates.

Net fees and commissions

Net fees and commissions of this operating segment for the three months ended March 31, 2019 was an expense of €15 million, a 104.9% increase compared with an expense of €7 million expense recorded for the three months ended March 31, 2018.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net losses on financial assets and liabilities and exchange differences of this operating segment for the three months ended March 31, 2019 were €7 million, compared with the €24 million net loss recorded for the three months ended March 31, 2018.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2019 amounted to €196 million, a 25.3% increase compared with the €156 million recorded for the three months ended March 31, 2018, mainly as a result of an increase in IT for the development of new capabilities, cybersecurity and process reengineering.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2019 amounted to €1 million impairment, compared with nil recorded for the three months ended March 31, 2018.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2019 were a €23 million expense, a 63.0% decrease compared with the €62 million expense recorded for the three months ended March 31, 2018.

Operating profit/ (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the three months ended March 31, 2019 was €370 million, a 1.7% decrease compared with the €376 million loss recorded for the three months ended March 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax income related to loss from continuing operations of this operating segment for the three months ended March 31, 2019 amounted to €84 million, compared with the €94 million tax income recorded for the three months ended March 31, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2019 was a loss of €286 million, compared with the €282 million loss recorded for the three months ended March  31, 2018.

Capital

As of March 31, 2019 and December 31, 2018, equity was calculated in accordance with current regulations on minimum capital base requirements for Spanish credit institutions–both as an individual entity and as a consolidated group. Such regulations dictate how such equity levels are calculated, as well as the various required internal capital adequacy assessment processes and the information that must be disclosed to the market.

The minimum capital base requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in such regulations and the internal corporate governance obligations.

As a result of the most recent SREP (supervisory review and evaluation process) carried out by the ECB, we received a communication from the ECB pursuant to which we are required to maintain, as from March 1, 2019 on a consolidated basis, a CET1 capital ratio of 9.26% (8.53% on an individual basis) and a total capital ratio of 12.76% (12.03% on an individual basis). This total capital requirement (on a consolidated basis) includes: (i) the minimum CET1 requirement under Pillar 1 (4.5%); (ii) the Additional Tier 1 capital (AT1) requirement under Pillar 1 (1.5%); (iii) the tier 2 capital requirement under Pillar 1 (2%); (iv) the CET1 capital requirement under Pillar 2 (1.5%), which remains unchanged since the prior SREP; (v) the capital conservation buffer (2.5% of CET1); (vi) the Other Systemic Important Institution buffer (OSII) (0.75% of CET1); and (vii) the countercyclical capital buffer (0.01% of CET1).

Since BBVA was not part of the list of global systemically important financial institutions (which is updated every year by the Financial Stability Board (FSB) as of January 1, 2019, the G-SIB buffer will not apply to BBVA in 2019. The FSB or the Bank of Spain may include BBVA in this list in the future. However, the Bank of Spain announced on November 21, 2018 that the Bank continues to be considered a D-SIB and is required to maintain a fully-loaded D-SIB buffer of a CET1 capital ratio of 0.75% on a consolidated basis.

Our consolidated ratios as of March 31, 2019 and December 31, 2018 were as follows:

	As of March 31,	As of December 31,	% Change
	2019	2018
	(In Millions of Euros, Except Percentages)
CORE CAPITAL (a)	41,756	40,313	3.6
CAPITAL (TIER I) (b)	47,427	45,947	3.2
OTHER ELIGIBLE CAPITAL (TIER II) (c)	7,336	8,756	(16.2)
CAPITAL BASE (TIER I + TIER II) (d)	54,764	54,703	0.1
RISK WEIGHTED ASSETS (RWA) (e)	360,689	348,264	3.6

BIS RATIO (d)/(e)	15.18%	15.71%
CORE CAPITAL (a)/(e)	11.58%	11.58%
TIER I (b)/(e)	13.15%	13.19%
TIER II (c)/(e)	2.03%	2.51%

As of March 31, 2019, the Group´s phased-in CET1 stood at 11.6% taking into account the impact of the implementation of IFRS 9, the Tier 1 stood at 13.1%, and the Tier 2 stood at 2.0%, resulting in a total capital ratio of 15.2%. These capital ratios are above the requirements established by the ECB in its SREP letter and the systemic buffers applicable from March 1, 2019 for the BBVA Group, which were 9.26% for the CET1 ratio and 12.76% for the total capital ratio. Finally, the Group’s leverage ratio at March 31, 2019 was 6.4% fully-loaded (6.6% phased-in).

Regarding capital issuances, BBVA conducted two capital issuances in the first quarter of 2019: (i) a €1,000 million issuance of preferred securities that may be converted into ordinary shares of BBVA (CoCos), registered with the Spanish Securities Market Commission (CNMV), with an annual coupon of 6.0% and an amortization option from the fifth year; and (ii) a €750 million issuance of Tier 2 subordinated debt, with a maturity period of ten years, an amortization option in the fifth year and a coupon of 2.575%. These issuances, which are pending receipt of ECB computability authorization, are not included in the BBVA Group’s capital ratios as of March 31, 2019. Assuming such ECB authorization is received, these issuances are expected to have a positive impact of 28 basis points on the Group’s Tier 1 capital ratios and a positive impact of 21 basis points on the Group’s Tier 2 capital ratios as of March 31, 2019.

In the first quarter of 2019, the Group continued with its program aimed at meeting the minimum requirement for own funds and eligible liabilities (MREL) published in May 2018 by issuing senior non-preferred debt for €1,000 million. BBVA believes that it is in compliance with the MREL requirement.

In addition, early amortization options were exercised during the first quarter of 2019 with respect to two issuances: (i) the issuance in February 2014 of contingent convertible preferred securities (CoCos) for €1,500 million with a coupon of 7% and (ii) the issuance in April 2014 of Tier 2 subordinated debt for €1,500 million with a coupon of 3.5%.

Regarding shareholder remuneration, on April 10, 2019, BBVA paid a final cash dividend of €0.16 per share for the fiscal year 2018, in line with the Group’s dividend policy of maintaining a pay-out ratio of approximately 35-40% of recurring profit. This dividend had no impact on the solvency ratio of the Group, as it was already incorporated as of December 31, 2018.

Considering BBVA’s Multiple Point of Entry (MPE) resolution strategy, the Single Resolution Board (SRB) determined that BBVA must meet, starting on January 1, 2020, a MREL requirement of 15.08% of the total liabilities and own funds of its European resolution group (i.e., BBVA S.A. and its subsidiaries), based on its consolidated financial information as of December 31, 2016 (28.04% expressed in terms of risk-weighted assets). According to our estimates, the current own funds and eligible liabilities structure of BBVA’s European resolution group is in line with this MREL requirement.

Risk-weighted assets (RWAs) have increased since the end of 2018, mainly as a result of the implementation of IFRS 16, activity growth in emerging economies and the evolution of foreign currencies, mainly the appreciation of the U.S. dollar.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: June 25, 2019
	By:	/s/ Jaime Sáenz de Tejada Pulido
	Name:	Jaime Sáenz de Tejada Pulido
	Title:	Chief Financial Officer